Davison Arts Management, Inc.

82 Mountain Road

Wilbraham, MA 01095

June 30, 2006

Via Facsimile: 202-772-9206

Blaise Rhodes

100 F Street, North East

United States Securities

 And Exchange Commission

Washington, D.C. 20549

Re:

Davison Arts Management, Inc. (“DAM”)

Commission March 30, 2006 Comment Letter

File No.: 333-116791

Dear Mr. Rhodes:

The undersigned in her capacity as President of DAM herewith acknowledges that:

•

DAM is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

DAM may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DAVISON ARTS MANAGEMENT, INC.

/s/ Elizabeth A. Davison

By:_______________________________

Elizabeth A. Davison, CEO